UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November 2011

Commission File Number: 001-33869

STAR BULK CARRIERS CORP.
(Translation of registrant's name into English)

Star Bulk Carriers Corp.
c/o Star Bulk Management Inc.
40 Agiou Konstantinou Street,
15124 Maroussi,
Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is the Operating and Financial Review for the three and six months ended June 30, 2011 and the unaudited condensed consolidated interim financial statements of Star Bulk Carriers Corp. (the "Company") as of and for the three and six months ended June 30, 2011.

Attached as Exhibit 99.2 is the Company's $31.0 million loan agreement dated July 21, 2011.

Attached as Exhibit 99.3 is the Company's $64.5 million loan agreement dated October 3, 2011.

This report to Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-153304) that was filed with the U.S. Securities and Exchange Commission ("Commission") with an effective date of November 3, 2008, the Company's registration statement on Form F-3 (File No. 333-156843) that was filed with the Commission with an effective date of February 17, 2009 and the Company's registraiton statement on Form S-8 (File No. 333-176922) that was filed with the Commission and effective immediately.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STAR BULK CARRIERS CORP.
(Registrant)

Date: November 2, 2011	By: /s/ Sypros Capralos
Name: Spyros Capralos
Title: Chief Executive Officer and President